Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated December 7, 2009

Relating to Preliminary Prospectus Supplement dated December 7, 2009

Registration No. 333-139520

Common Equity Offering December 2009 Better ideas. Better banking.

Disclosure Statement
The Company proposes to issue the common shares pursuant to a prospectus supplement that will be filed as part of an existing shelf registration statement previously filed with the Securities and Exchange Commission on Form S-3. The offering may be made only by means of a prospectus and related prospectus supplement. Prospective investors should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents incorporated by reference therein that the Company has filed with the SEC for more complete information about the Company and the offering. Investors may obtain these documents without charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement and the prospectus relating to the offering may be obtained from Sandler O'Neill + Partners, L.P.,
919 Third Avenue, 6th Floor, New York, NY 10022, 1-866-805-4128 and D.A. Davidson & Co., 8 Third Street North, Great Falls, MT 59401, 1-800-332-5915. The documents can also be obtained for free from the website at www.sandleroneill.com/prospectus/BANR-Prospectus.pdf.
The Private Securities Litigation Report Act of 1995 provides a "safe harbor" for certain forward-looking statements.  This presentation contains forward-looking statements with respect to the Corporation's financial condition, results of operations, plans, objectives, future performance or business.  These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause future results to differ materially from historical results or those anticipated.
The words "believe," "expect," "anticipate," "intend," "estimate," "goals,” "would," "could," "should" and other expressions which indicate future events and trends identify forward-looking statements.  We caution readers not to place undue reliance on these forward-looking statements, which is based only on information known to the Corporation, speak only as of their dates, and if no date is provided, then such statements speak only as of today.  There are a number of important factors that could cause future results to differ materially from historical results or those anticipated, including, but not limited to: the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the housing and commercial real estate markets; changes in general economic conditions, either nationally or in our market areas; changes in the levels of general interest rates, and the relative differences between short and long term interest rates, deposit interest rates, our net interest margin and funding sources; fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market areas; secondary market conditions for loans and our ability to sell loans in the secondary market; results of examinations of us by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and of our bank subsidiaries by the Federal Deposit Insurance
Corporation (the “FDIC”), the Washington State Department of Financial Institutions, Division of Banks (the “Washington DFI”) or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, institute a formal or informal enforcement action against us or any of the Banks which could require us to increase our reserve for loan losses, write-down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings; legislative or regulatory changes that adversely affect our business including changes in regulatory policies and principles, or the interpretation of regulatory capital or other rules; our ability to attract and retain deposits; further increases in premiums for deposit insurance; our ability to control operating costs and expenses; the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation;
staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our workforce and potential associated charges; the failure or security breach of computer systems on which we depend; our ability to retain key members of our senior management team; costs and effects of litigation, including settlements and judgments; our ability to implement our growth strategy; our ability to successfully integrate into our operations any assets, liabilities, customers, systems, and management personnel we have acquired or may in the future acquire and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto; increased competitive pressures among financial services companies; changes in consumer spending, borrowing and savings habits; the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions; our ability to pay dividends on our common and preferred stock and interest or principal payments on our junior subordinated debentures; adverse changes in the securities markets; inability of key third-party providers to perform their obligations to us; changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services and the other risks described elsewhere in the preliminary prospectus supplement, the accompanying prospectus and the documents incorporated therein by reference; and future legislative changes in the United States Department of Treasury (“Treasury”) Troubled Asset Relief Program
(“TARP”) Capital Purchase Program.
The Corporation does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-
looking statement is made.

Use of Non-GAAP Financial Measures
Tangible equity, tangible common equity and tangible common equity to tangible assets are non-
GAAP financial measures. We calculate tangible equity by excluding the balance of goodwill and other intangible assets from shareholders’ equity. We calculate tangible common equity by excluding preferred equity from tangible equity. We calculate tangible assets by excluding the balance of goodwill and other intangible assets from total assets.  We believe that this is consistent with the treatment by our bank regulatory agencies, which exclude goodwill and other intangible assets from the calculation of risk-based capital ratios. Accordingly, management believes that these non-GAAP financial measures provide information to investors that is useful in understanding the basis of our risk-
based capital ratios. In addition, by excluding preferred equity (the level of which may vary from company to company), it allows investors to more easily compare our capital adequacy to other companies in the industry who also use this measure. We calculate normalized pre-tax, pre-provision earnings by adding provision for loan losses to income before income taxes.  Management believes normalized pre-tax, pre-provision earnings is useful in assessing the Company's core performance and trends, particularly during times of economic stress.
These non-GAAP financial measures are supplemental and are not a substitute for any analysis based on GAAP financial measures. Because not all companies use the same calculations of tangible common equity, tangible assets and normalized pre-tax, pre-provision earnings, these presentations may not be comparable to other similarly titled measures as calculated by other companies.
Reconciliations of the non-GAAP financial measures are provided on page 22 and in Appendix A of this presentation.

Transaction Overview
Issuer: Banner Corporation
Ticker / Exchange: BANR / NASDAQ GSM
Type of Offering: Follow-on Public Offering
Type of Security: Common Stock
Transaction Size: $75 million
Over-Allotment Option: 15%
Use of Proceeds: Provide capital to Banner Bank to
support growth and for general
working capital purposes
Book-Running Manager: Sandler O'Neill + Partners, L.P.
Co-Manager: D.A. Davidson & Co.

Presenting Today
D. Michael
Jones,
President and Chief Executive Officer
Mr. Jones joined Banner Corporation in 2002 as President and Chief Executive Officer. Mr. Jones is a
Certified Public Accountant (Inactive) and served as President and Chief Executive Officer from 1996 to
2001 for Source Capital Corporation, a lending company in Spokane, Washington. From 1987 to 1995, Mr.
Jones served as President of West One Bancorp, a large regional banking franchise based in Boise, Idaho.
He is also a director of Banner Corporation and Banner Bank.
Lloyd W.
Baker,
Executive Vice President & Chief
Financial
Officer
Mr. Baker joined Banner Bank as Asset Liability Manager in 1995. He was promoted to Senior Vice
President and made a member of the Executive Committee in 1998 and was named to his current position in August of 2000. Prior to joining Banner, he served in several asset liability and portfolio management positions with Far West Federal Bank in Portland, Oregon, and Fidelity Mutual Savings Bank in Spokane,
Washington. He also served as Chief Financial Officer of Western Heritage Federal Savings & Loan in
Pendleton, Oregon, and Community Savings & Loan Association in Wenatchee, Washington.
Richard B.
Barton,
Executive Vice President & Chief Lending/Credit Officer
Mr. Barton joined Banner Bank in 2002 as Chief Credit Officer and was named to his current position in
2008.  Previously, Mr. Barton worked in a variety of commercial lending and credit risk management capacities for Seafirst Bank/Bank of America for 30 years, beginning in 1972. Key jobs included commercial lending, commercial credit administration, special credits collection work, including six years involving the Seafirst Penn Square/Energy loan portfolio, commercial/residential real estate credit administration for the Pacific Northwest, and homebuilder real estate credit administration for the West
Coast.

Offering Objectives
Strengthens our capital position
Pro forma TCE/TA of 7.2%¹
Pro forma Tier 1 leverage ratio of 11.0%¹
Pro forma Total risk based capital ratio of 14.3%¹
Allows for continued execution of our problem loan resolution process
Better positions us to capture business opportunities resulting from market dislocation
¹ Based on September 30, 2009 ratios; assumes gross proceeds of $75mm, 5.75% underwriting discount and $300,000 in other expenses

Investment Summary
Strategically-located Pacific Northwest branch network
Solid and growing deposit base
Loan portfolio with diversification in geographic and loan type
Diversified economic drivers across markets
Thorough and conservative approach to credit risk management has led to flattening credit quality trends
Management team with extensive operating and credit cycle
experience in Pacific Northwest markets
Solid core operating results
Attractive current valuation

Company Overview
Founded in 1890
89 branches and 8 loan production
offices focused on complementary
mix of urban and middle markets:
Seattle
Spokane
Portland
Boise
Columbia Basin
Focused on serving small-to-
midsize businesses and individuals
Financial Highlights:
Total Assets: $4.8 billion
Total Loans: $3.9 billion
Total Deposits: $3.9 billion
Total Shareholders’ Equity¹: $407 million
Note: Financial data as of September 30, 2009
¹ Includes $124 million of preferred stock and warrants issued to the U.S. Treasury under the Capital Purchase Program (TARP)
Branch
Loan Center
Islanders Bank
Seattle
Portland
Boise
Spokane

CRE Owner occ.
CRE Investment
Multifamily RE
Construction
Land and dev.
Comm. Bus.
Ag. Bus.
1-4 fam. RE
Consumer

Loan Portfolio Composition
Geographic Breakdown Loan Category Breakdown
Diversified lending by both collateral type and geography
Minimal out-of-market lending
Banner’s strategic plan is aimed at changing the loan category mix by increasing commercial and consumer lending activity
$677
$226
$303
$153
$369
$678
$482
$585
$424
$0
$100
$200
$300
$400
$500
$600
$700
$800
Portland
$651
17%
Columbia Basin
$1,018
26%
Other
$43
1%
Puget Sound
$1,421
37%
Spokane
$513
13%
Boise
$251
6%
Note: Data as of September 30, 2009; dollars in millions

Loan and Credit Quality Comparison
Proactive credit management and problem recognition
Commercial real estate portfolios are being proactively managed including loan by loan stress testing to identify potential problem assets
90% of past due loans are on nonaccrual
Credit issues remain concentrated in 1-4 family residential construction and land portfolios
68% ($4.2 million) of losses in the 1-4 family real estate category were mark-to-market charges for loans made in conjunction with the “Great Northwest Home Rush” program that focused on facilitating the sale of completed homes financed for builders
Credit losses in agriculture were related to a particular issue with a single borrower
(Dollars in Thousands)
Balances Classified NPL YTD NCOs Past Due
Loan Category ($) (%) ($) (%) ($) (%) ($) (%) ($) (%)
CRE: Owner occupied $481,698 12.4 $22,334 4.6 $3,069 0.6 -             0.0 $4,467 0.9
CRE: Investment properties 585,206      15.0 18,211       3.1 4,248         0.7 -             0.0 7,143         1.2
Multifamily real estate 152,832      3.9 263            0.2 -             0.0 -             0.0 452            0.3
Commercial construction 83,937       2.2 1,840         2.2 -             0.0 113            0.1 1,565         1.9
Multifamily construction 62,614       1.6 -             0.0 -             0.0 -             0.0 -             0.0
1-4 family construction 277,419      7.1 104,692      37.7 68,565       24.7 16,007       5.8 70,501       25.4
Residential land and development 322,030      8.3 166,512      51.7 109,668      34.1 34,165       10.6 95,799       29.7
Commercial land and development 47,182       1.2 20,793       44.1 17,138       36.3 2,212         4.7 17,138       36.3
Commercial business 678,187      17.4 55,205       8.1 15,070       2.2 8,946         1.3 18,404       2.7
Agricultural business, including secured by farmland 225,603      5.8 15,403       6.8 6,624         2.9 3,159         1.4 8,460         3.7
One- to four-family real estate 676,928      17.4 30,257       4.5 18,797       2.8 6,182         0.9 20,370       3.0
Consumer 302,558      7.8 390            0.1 110            0.0 1,230         0.4 980            0.3
Total $3,896,194 100.0 $435,900 11.2 $243,289 6.2 $72,014 1.8 $245,279 6.3
Note: Data as of September 30, 2009; Percentages in table are expressed as a percentage of the total loan portfolio balances.

Multi-Family
Health Care
Retail
Mini Storage
Other
Indus. Warehouse
Office

BANNER CORPORATION

Loan Portfolio: Construction
Commercial and Multifamily Const. - $147mm Residential Construction - $277mm
The commercial construction portfolio is less than 4% of the total loan portfolio and has no non-
performing loans
There are no past due, classified or non-performing multifamily construction loans
The residential construction portfolio is largely in the Seattle and Portland markets with significant borrower and submarket diversification
Residential construction balances declined 58% from their peak at June 30, 2007
The residential construction portfolio represents approximately 28% of total non-performing loans as of September 30, 2009
Idaho
$15
5%
Washington
$133
48%
Oregon
$130
47%
Note: Data as of September 30, 2009; dollars in millions
$31
$13
$6
$7
$63
$23
$4
$0
$10
$20
$30
$40
$50
$60
$70

Resi: Acq. and Dev.
Resi: Improved Lots
Resi: Unimproved Land
C&I: Acq. and Dev.
C&I: Imp. Land
C&I: Unimp. Land

Loan Portfolio: Land and Land Development
Breakdown by Type Geographic Breakdown
Idaho
$46
12%
Washington
$180
49%
Oregon
$143
39%
Note: Data as of September 30, 2009; dollars in millions
Total land and land development portfolio of $369 million at September 30, 2009
Land and land development balances have decreased over 23% since September 30, 2008
Concentration has fallen from 12% to 10% of total loans
As of September 30, 2009, non-performing loans in this segment were $127 million
(approximately 52% of total non-performing loans)
$51
$21
$17
$182
$89
$9
$0
$20
$40
$60
$80
$100
$120
$140
$160
$180
$200

Office
Retail
Warehouse/Indus.
Restaurant
C-Store/Service Stat.
Other
Healthcare

BANNER CORPORATION

Loan Portfolio: CRE – Owner Occupied
Breakdown by Type Geographic Breakdown
Idaho
$42
9%
Washington
$380
79%
Oregon
$60
12%
Note: Data as of September 30, 2009; dollars in millions
Total CRE-owner occupied portfolio of $482 million at September 30, 2009
Average portfolio loan size of $536 thousand
As of September 30, 2009, non-performing loans in this segment were $3 million, or approximately 1% of total non-performing loans
Delinquency rate of 0.9% as of September 30, 2009
$45
$124
$38
$92
$82
$84
$17
$0
$20
$40
$60
$80
$100
$120
$140

Multi Family
Office
Retail
Office Warehouse/
Hotel
Healthcare
Mini Storage
Other

Loan Portfolio: CRE – Income Property and Multifamily Loans
Breakdown by Type Geographic Breakdown
Note: Data as of September 30, 2009; dollars in millions
Total CRE income property and multifamily portfolio of $738 million at September 30, 2009
Average portfolio loan size of $682 thousand
At September 30, 2009, non-performing loans were $4.2 million, or approximately 2% of total non-
performing loans
Delinquency rate of 1.0% as of September 30, 2009
$81
$45
$127
$53
$43
$153
$181
$55
$0
$20
$40
$60
$80
$100
$120
$140
$160
$180
$200
Idaho
$52
7%
Washington
$566
77%
Oregon
$105
14%
Other
$14
2%

Credit Philosophy Is Yielding Results
Banner’s goal is to identify and resolve problems early instead of waiting for problems to mature before taking action
No single template that fits all problem credits
The actions below are a representative cross sample of Banner’s credit risk management in action
Actions: Results:
1) “Great NW Home Rush” program to assist builders in
selling completed homes. Banner provided special
financing, advertizing and required builder and realtor
participation
2) Stress testing of CRE portfolio loan by loan
3) Asset Disposition Committee formed to consider
alternatives for RE loans and OREO
4) On site C&I/Agriculture portfolio review by executive
management/senior credit staff
5) Annual loan by loan risk rating certification
6) Special issue research to determine portfolio impact
(example: project to determine credits vulnerable to
spiked energy costs)
7) Rolling four quarter forecast of portfolio metrics
8) Adequate staffing for credit risk management
1) Since March 2009, 375 of 612 homes sold, reducing
loan totals by over $120 million
2) Identified “credits to watch” while CRE credit still
performing
3) With involvement of RE industry members, higher
recoveries anticipated
4) Identify emerging credit issues, portfolio management
weaknesses and training needs
5) Ensure accuracy of portfolio risk ratings
6) Identification of “hot spots” in the portfolio and changes needed in new loan underwriting
7) Assess trends in portfolio quality and ALLL adequacy
8) In the past 12 months staff adds have been made in
Special Assets, Credit Examination, and Credit
Administration

Charge-offs and Reserves
Charge offs have been concentrated in the residential construction and land portfolio with the majority of the losses coming from the land portion of the portfolio
90% of non-performing loans have had detailed individual SFAS 114 specific impairment analysis at September 30, 2009
Non performing loans have been reduced by $38 million of charge-offs and have an additional $17 million of specific reserves
Renegotiated loans were underwritten using current property valuations
$9.0 million (9.4% of total allowance) of unallocated reserves
(Dollars in Thousands)
Gross NPAs / Renegotiated Quarterly Loan Loss Reserves /
Quarter Loans NPLs OREO Other¹ NPAs Assets Loans NCOs Reserves Loans
2008Q1 3,839,993
54,435
7,572 7 62,014 1.36%
2,026
1,881 50,446 1.31%
2008Q2 3,973,299
89,918
11,390 7 101,315 2.19%
7,771
6,876 58,570 1.47%
2008Q3 3,999,179
119,366
10,147 6 129,519 2.79%
15,514
7,724 58,846 1.47%
2008Q4 3,961,408
187,345
21,782 104 209,231 4.56%
23,635
16,649 75,197 1.90%
2009Q1 3,915,547
224,097
38,951 318 263,366 5.84%
27,550
17,473 79,724 2.04%
2009Q2 3,913,081
225,069
56,967 230 282,266 6.23%
55,031
34,030 90,694 2.32%
2009Q3 3,896,194
243,288
53,576 1,425 298,289 6.23%
55,161
20,511 95,183 2.44%
¹ Represents securities on nonaccrual at fair value and other repossessed assets held for sale, net

Illustrative SCAP Analysis
¹ Loss rates based on midpoints of rate ranges in Table 1 of FRB's May 7, 2009 SCAP results
Balance as of 12/31/08 Loss Severity ¹ (%) Total Loss ($000s)
Loan Type ($000s) (%) Baseline More Adverse Baseline More Adverse
First Lien Mortgages $612,692 15.5% 2.00% 3.50% $12,254 $21,444
Closed-end Junior Lien Mortgages 50,669 1.3% 19.00% 23.50% 9,627 11,907
HELOCs 153,327 3.9% 7.00% 9.50% 10,733 14,566
C&I 623,455 15.7% 3.50% 6.50% 21,821 40,525
Agriculture Product 148,290 3.7% 3.50% 6.50% 5,190 9,639
Farm Real Estate 55,764 1.4% 6.25% 10.50% 3,485 5,855
Construction & Development 1,047,055 26.4% 10.00% 16.50% 104,706 172,764
Multi-Family 151,815 3.8% 5.00% 10.50% 7,591 15,941
CRE (Non-Farm, Non-Resi) 1,015,717 25.6% 4.50% 8.00% 45,707 81,257
Credit Cards 22,605 0.6% 14.50% 19.00% 3,278 4,295
Consumer 68,752 1.7% 5.00% 10.00% 3,438 6,875
Other Loans 18,372 0.5% 3.00% 7.00% 551 1,286
Loan Portfolio - 12/31/08 $3,961,408 5.59% 9.57% $221,275 $379,249
Roll Forward to 9/30/09 Net Charge-offs Q1 2009 17,473 17,473
Net Charge-offs Q2 2009 34,030 34,030
Net Charge-offs Q3 2009 20,511 20,511
September 30, 2009 Exposure $149,261 $307,235

Pro Forma Capital Position
¹ Assumes gross proceeds of $75mm with underwriters' discount of 5.75% and expenses of $300,000
² Assumes proceeds risk-weighted at 20%
³ Assumes quarterly intangible amortization of $647 thousand, quarterly pre-tax, pre-provision earnings of $10 million and $4.5 million of equity issued quarterly as part of the DRIP program; earnings will be applied to assets, and capital raised will be applied to liabilities
As of September 30, 2009 Projected September 30, 2011³
Actual Pro Forma¹ Baseline¹ More Adverse¹
SCAP Projected Loan Losses (Less YTD 2009 NCO's) -- -- $149,261 $307,235
Common Equity / Assets 6.05% 7.41% 7.75% 4.65%
Equity / Assets 8.49% 9.82% 10.19% 7.17%
Tangible Common Equity / Tangible Assets 5.82% 7.19% 7.59% 4.48%
Tangible Equity / Tangible Assets 8.27% 9.60% 10.12% 7.10%
Well-
Capitalized
Tier 1 Leverage Ratio 5.00% 9.66% 11.02% 11.58% 8.47%
Tier 1 Risk-Based Ratio² 6.00% 11.27% 13.02% 13.67% 10.06%
Total Risk-Based Ratio² 10.00% 12.54% 14.28% 14.87% 11.26%

Geographic Deposit Composition and Market Share
Note: Data as of September 30, 2009; dollars in millions
Source: Company filings and SNL Financial
Boise / So Idaho
$264
7%
Greater Portland
$297
8%
Puget Sound
$1,227
32%
Admin
$250
6%
Columbia Basin
$1,353
35%
Greater
Spokane
$470
12%
Deposit growth opportunity in key Northwest metropolitan markets complemented by our historically strong market position in the Columbia
Basin
June 30, 2009
MSA Rank Branches
Deposits
($000)
Market
Share
(%)
Seattle-Tacoma-Bellevue, WA 14 17 686,653 1.0
Walla Walla, WA 1 6 567,136 46.7
Spokane, WA 6 16 440,592 6.0
Yakima, WA 3 6 312,297 13.3
Pendleton-Hermiston, OR 1 6 277,258 33.2
Portland-Vancouver-Beaverton, OR-WA 15 9 263,281 0.8
Bellingham, WA 5 7 232,748 7.3
Kennewick-Pasco-Richland, WA 4 4 179,497 8.2
Lewiston, ID-WA 2 3 156,492 20.5
Wenatchee-East Wenatchee, WA 4 2 143,374 7.6
Boise City-Nampa, ID 16 5 120,009 1.6
La Grande, OR 4 1 47,628 14.4
Oak Harbor, WA 8 1 46,451 4.7
Twin Falls, ID 9 1 38,122 2.8
Mount Vernon-Anacortes, WA 14 1 34,601 1.6
Counties not in an MSA
Baker, Oregon 3 1 36,428 17.3
San Juan, Washington 1 3 176,475 42.6
Columbia, Washington 1 1 26,590 31.2

Deposit Franchise Highlights
Deposit Composition
2.16%
2.36%
2.54%
2.96%
3.88%
3.55%
2.46%
1.50%
2.00%
2.50%
3.00%
3.50%
4.00%
2005 2006 2007 2008 Q1 2009 Q2 2009 Q3 2009
Historical Deposit Cost
Retail deposits have increased $361 million (over 11%) year-to-date
Significant opportunity exists to further lower our cost of deposits as higher cost deposits re-price in the near term
Regular savings
$522
14%
CDs <$100k
$956
25%
CDs >$100k
$1,053
26%
Non-int.-bearing
$547
14%
Int.-bearing
checking
$330
9%
Money market
$454
12%
Note: Data as of September 30, 2009; dollars in millions
Deposit Sources
CD Maturity Schedule
After 3 years
$39
2%
Within 1 year
$1,563
78%
Between 1 and 3
years
$407
20%
$3,532
$3,320
$3,158
$3,171
$3,225
$2,403
$2,061
$144
$183
$232
$339
$338
$257
$171
$186
$248
$238
$269
$57
$134
$92
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
$3,500
$4,000
2005 2006 2007 2008 Q1 2009 Q2 2009 Q3 2009
Retail Deposits Public Funds Brokered Funds

Core Operating Results
Actively expanding core deposit account base
Diversified lending platform including commercial, agriculture, consumer and real estate
Potential net interest margin opportunity as higher-cost deposits re-price
Increasing mortgage banking fee activity
Demonstrated expense control
(Dollars in Thousands)
Q4 2008 Q1 2009 Q2 2009 Q3 2009
Income (Loss) Before Provision For Income Taxes ($83,473) ($16,186) ($26,989) ($11,824)
ADD: Provision For Loan Losses 33,000 22,000 45,000 25,000
LESS: Net Change In Valuation Of Financial Instruments Carried At Fair Value 13,740 (3,253) 11,049 4,633
ADD: Goodwill Write-Off 71,121 0 0 0
Normalized Pre-Tax, Pre-Provision Earnings $6,908 $9,067 $6,962 $8,543

Investment Portfolio
As of September 30, 2009, the securities portfolio had a carrying value of $319 million
The portfolio primarily serves as collateral for public funds deposits and retail repo/sweep accounts
The corporate bonds segment (primarily Trust Preferred securities and CDOs) has had significant downward fair value adjustments
The municipal securities consist of local state issuers (WA, OR and ID)
The mortgage-backed securities and CMO securities are either seasoned premium coupons or senior non-complex structures
Note: Data as of September 30, 2009
Equity securities
0%
Corporate bonds
14%
Tax-exempt
municipal bonds
23%
FNMA
13%
U.S. Agency
obligations
26%
Taxable
municipal bonds
1%
GNMA
6%
FHLMC
15%
Private issuer
MBS
2%

Attractive Market Demographics
Our markets demonstrate both strong past and projected growth trends
Five-Year
MSA
Market
Rank Branches
Deposits
in Market
($000)
Percent of
Franchise
(%)
Population
Change
2000-2009
(%)
Proj.
Population
Change
(%)
Proj.
HHI Change
(%)
Seattle-Tacoma-Bellevue, WA 14 17 686,653 18.1 12.64 6.04 5.58
Walla Walla, WA 1 6 567,136 15.0 6.98 2.93 6.10
Spokane, WA 6 16 440,592 11.6 11.97 5.52 5.37
Yakima, WA 3 6 312,297 8.3 7.34 3.49 5.84
Pendleton-Hermiston, OR 1 6 277,258 7.3 6.38 1.93 6.65
Portland-Vancouver-Beaverton, OR-WA 15 9 263,281 7.0 15.84 7.31 3.70
Bellingham, WA 5 7 232,748 6.2 18.14 8.40 6.57
Kennewick-Pasco-Richland, WA 4 4 179,497 4.7 26.42 11.79 7.00
Lewiston, ID-WA 2 3 156,492 4.1 4.58 2.33 7.15
Wenatchee-East Wenatchee, WA 4 2 143,374 3.8 11.85 5.63 6.21
Boise City-Nampa, ID 16 5 120,009 3.2 32.63 14.05 4.71
La Grande, OR 4 1 47,628 1.3 2.30 1.24 4.67
Oak Harbor, WA 8 1 46,451 1.2 13.77 5.76 5.64
Twin Falls, ID 9 1 38,122 1.0 16.48 8.16 6.70
Mount Vernon-Anacortes, WA 14 1 34,601 0.9 16.74 7.53 6.85
Banner: Weighted Average by MSA 93.7 12.24 5.53 5.82
Nationwide: Weighted Average by MSA 10.06 4.63 4.06
Counties not in an MSA
Baker, Oregon 3 1 36,428 1.0 (2.02) (2.16) 4.10
San Juan, Washington 1 3 176,475 4.7 13.53 4.94 1.63
Columbia, Washington 1 1 26,590 0.7 0.71 (0.24) 4.45
Banner: Weighted Average Franchise 6.3 12.08 5.39 5.60
Nationwide: Aggregate 10.06 4.63 4.06
Source: SNL Financial

Investment Summary
Strategically-located Pacific Northwest branch network
Solid and growing deposit base
Loan portfolio with diversification in geographic and loan type
Diversified economic drivers across markets
Thorough and conservative approach to credit risk management has led to flattening credit quality trends
Management team with extensive operating and credit cycle
experience in Pacific Northwest markets
Solid core operating results
Attractive current valuation

Appendix A: Reconciliation of Non-GAAP Measures
¹ Assumes gross proceeds of $75mm with underwriters' discount of 5.75% and expenses of $300,000
² Assumes proceeds risk-weighted at 20%
³ Assumes quarterly intangible amortization of $647 thousand, quarterly pre-tax pre-provision earnings of $10 million and $4.5 million of equity issued quarterly as part of the DRIP program; earnings will be applied to assets, and capital raised will be applied to liabilities
(Dollars in Thousands)
As of September 30, 2009 Projected September 30, 2011³
Actual Pro Forma¹ Baseline¹ More Adverse¹
Stockholders’ equity $406,723 $477,111 $488,961 $332,962
Goodwill 0 0 0 0
Other intangible assets, net 11,718 11,718 8,483 8,483
Tangible equity 395,005 465,393 480,478 324,479
Preferred equity 117,034 117,034 117,034 117,034
Tangible common equity 277,971 348,359 363,444 207,445
Total assets 4,788,008 4,858,396 4,799,858 4,643,859
Goodwill 0 0 0 0
Other intangible assets, net 11,718 11,718 8,483 8,483
Tangible assets $4,776,290 $4,846,678 $4,791,375 $4,635,376